UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Nexxus Lighting, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

65338E105
(CUSIP Number)

February 10, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□           Rule 13d-1(b)

☒           Rule 13d-1(c)

□           Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65338E105		13G
1		Names of Reporting Persons. Bicknell Family Holding Company, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) □
3		SEC Use Only.
4		Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,645,109 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,645,109 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 1,645,109 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)□
11		Percent of Class Represented by Amount in Row 9. 9.9%(2)
12		Type of Reporting Person (See Instructions). OO

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of Nexxus Lighting, Inc. (the "Issuer") beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based on 16,452,738 shares of Common Stock of the Issuer outstanding at November 4, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Securities and Exchange Commission (the "Commission") on November 10, 2011, plus those shares of Common Stock issuable upon the exercise of Warrants and/or Convertible Promissory Notes that are exercisable within 60 days hereof, subject to the limitation on exercise as described in Item 4(a) of this Amendment No. 4 to Schedule 13G.

CUSIP No. 65338E105		13G
1		Names of Reporting Persons. Bicknell Family Management Company, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) □
3		SEC Use Only.
4		Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,645,109 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,645,109 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 1,645,109 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)□
11		Percent of Class Represented by Amount in Row 9. 9.9%(2)
12		Type of Reporting Person (See Instructions). OO

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based on 16,452,738 shares of Common Stock of the Issuer outstanding at November 4, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Commission on November 10, 2011, plus those shares of Common Stock issuable upon the exercise of Warrants and/or Convertible Promissory Notes that are exercisable within 60 days hereof, subject to the limitation on exercise as described in Item 4(a) of this Amendment No. 4 to Schedule 13G.

CUSIP No. 65338E105		13G
1		Names of Reporting Persons. Bicknell Family Management Company Trust
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) □
3		SEC Use Only.
4		Citizenship or Place of Organization. Missouri
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,645,109 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,645,109 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 1,645,109 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)□
11		Percent of Class Represented by Amount in Row 9. 9.9%(2)
12		Type of Reporting Person (See Instructions). OO

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based on 16,452,738 shares of Common Stock of the Issuer outstanding at November 4, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Commission on November 10, 2011, plus those shares of Common Stock issuable upon the exercise of Warrants and/or Convertible Promissory Notes that are exercisable within 60 days hereof, subject to the limitation on exercise as described in Item 4(a) of this Amendment No. 4 to Schedule 13G.

CUSIP No. 65338E105		13G
1		Names of Reporting Persons. Mariner Wealth Advisors, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) □
3		SEC Use Only.
4		Citizenship or Place of Organization. Kansas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,645,109 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,645,109 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 1,645,109 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)□
11		Percent of Class Represented by Amount in Row 9. 9.9%(2)
12		Type of Reporting Person (See Instructions). IA

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based on 16,452,738 shares of Common Stock of the Issuer outstanding at November 4, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Commission on November 10, 2011, plus those shares of Common Stock issuable upon the exercise of Warrants and/or Convertible Promissory Notes that are exercisable within 60 days hereof, subject to the limitation on exercise as described in Item 4(a) of this Amendment No. 4 to Schedule 13G.

CUSIP No. 65338E105		13G
1		Names of Reporting Persons. Martin C. Bicknell
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) □
3		SEC Use Only.
4		Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,645,109 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,645,109 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 1,645,109 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)□
11		Percent of Class Represented by Amount in Row 9. 9.9%(2)
12		Type of Reporting Person (See Instructions). IN

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based on 16,452,738 shares of Common Stock of the Issuer outstanding at November 4, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Commission on November10, 2011, plus those shares of Common Stock issuable upon the exercise of Warrants and/or Convertible Promissory Notes that are exercisable within 60 days hereof, subject to the limitation on exercise as described in Item 4(a) of this Amendment No. 4 to Schedule 13G.

CUSIP No. 65338E105		13G
1		Names of Reporting Persons. XXL Investments, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) □
3		SEC Use Only.
4		Citizenship or Place of Organization. Kansas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,645,109 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,645,109 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 1,645,109 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)□
11		Percent of Class Represented by Amount in Row 9. 9.9%(2)
12		Type of Reporting Person (See Instructions). OO

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based on 16,452,738 shares of Common Stock of the Issuer outstanding at November 4, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Commission on November 10, 2011, plus those shares of Common Stock issuable upon the exercise of Warrants and/or Convertible Promissory Notes that are exercisable within 60 days hereof, subject to the limitation on exercise as described in Item 4(a) of this Amendment No. 4 to Schedule 13G.

CUSIP No. 65338E105		13G
1		Names of Reporting Persons. Mariner Capital Ventures, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) □
3		SEC Use Only.
4		Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,645,109 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,645,109 (1)
9		Aggregate Amount Beneficially Owned by Each Reporting Person. 1,645,109 (1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)□
11		Percent of Class Represented by Amount in Row 9. 9.9%(2)
12		Type of Reporting Person (See Instructions). OO

(1) As a member of a group with the other Reporting Persons, each Reporting Person is deemed to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing.

(2) Based on 16,452,738 shares of Common Stock of the Issuer outstanding at November 4, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Commission on November 10, 2011, plus those shares of Common Stock issuable upon the exercise of Warrants and/or Convertible Promissory Notes that are exercisable within 60 days hereof, subject to the limitation on exercise as described in Item 4(a) of this Amendment No. 4 to Schedule 13G.

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13G amends that certain Schedule 13G filed by Bicknell Family Holding Company, LLC and related persons on February 14, 2008, as amended by that certain Amendment No. 1 to Schedule 13G filed by Bicknell Family Holding Company, LLC and related persons on February 17, 2009, that certain Amendment No. 2 to Schedule 13G filed by Bicknell Family Holding Company, LLC and related persons on July 10, 2009 and that certain Amendment No. 3 to Schedule 13G filed by Bicknell Family Holding Company, LLC and related persons on February 17, 2010.

Item 1(a)                      Name of Issuer:

Nexxus Lighting, Inc.

Item 1(b)                      Address of Issuer's Principal Executive Offices:

124 Floyd Smith Drive, Suite 300
Charlotte, North Carolina 28262

Item 2(a)                      Name of Person Filing:
Item 2(b)                      Address of Principal Business Office or, if none, Residence:
Item 2(c)                      Citizenship:

Bicknell Family Holding Company, LLC
c/o Mariner Wealth Advisors, LLC
4200 W. 115th Street, Suite 100
Leawood, Kansas 66211
Citizenship:                      Delaware

Bicknell Family Management Company, LLC
c/o Mariner Wealth Advisors, LLC
4200 W. 115th Street, Suite 100
Leawood, Kansas 66211
Citizenship:                      Delaware

Bicknell Family Management Company Trust
c/o Mariner Wealth Advisors, LLC
4200 W. 115th Street, Suite 100
Leawood, Kansas 66211
Citizenship:                      Missouri

Mariner Wealth Advisors, LLC
4200 W. 115th Street, Suite 100
Leawood, Kansas 66211
Citizenship:                      Kansas

Martin C. Bicknell
c/o Mariner Wealth Advisors, LLC
4200 W. 115th Street, Suite 100
Leawood, Kansas 66211
Citizenship:                      United States

XXL Investments, LLC
c/o Mariner Wealth Advisors, LLC
4200 W. 115th Street, Suite 100
Leawood, Kansas 66211
Citizenship:                      Kansas

Mariner Capital Ventures, LLC
c/o Mariner Wealth Advisors, LLC
4200 W. 115th Street, Suite 100
Leawood, Kansas 66211
Citizenship:                      Delaware

Item 2(d)                      Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e)                      CUSIP Number:

65338E105

Item 3:	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) □	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) □	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) □	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) □	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) □	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) □	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) □	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) □	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) □	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) □	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4:                      Ownership

(a)	Amount beneficially owned: 1,645,109 shares of Common Stock (as more fully described below).

Bicknell Family Holding Company, LLC; Bicknell Family Management Company, LLC; Bicknell Family Management Company Trust; Mariner Wealth Advisors, LLC; Martin C. Bicknell; XXL Investments and Mariner Capital Ventures, LLC (collectively, the "Reporting Persons" and each a "Reporting Person") are acting as a group pursuant to Rule 13d-5(b)(1).  As such, each Reporting Person is deemed, for purposes of Section 13(d) of the Act and this Amendment No. 4 to Schedule 13G, to have acquired beneficial ownership of all equity securities of the Issuer beneficially owned by the other members of the group.

Bicknell Family Holding Company, LLC directly owns 720,416 shares of Common Stock; 202,500 shares of Common Stock issuable upon the exercise of warrants ("Warrants") that are exercisable at $6.40 per share within 60 days hereof; 52,500 Warrants that are exercisable at $6.43 per share within 60 days hereof; 525,960 Warrants that are exercisable at $5.08 per share within 60 days hereof; 36,247 Warrants that are exercisable at $6.43; and 253,283 Convertible Promissory Notes exercisable at $5.33 within 60 days hereof.  Martin C. Bicknell directly owns 51,569 shares of Common Stock; 22,500 Warrants that are exercisable at $6.40 per share within 60 days hereof; 58,440 Warrants that are exercisable at $5.08 per share within 60 days hereof; and 28,143 Convertible Promissory Notes exercisable at $5.33 within 60 days hereof.  XXL Investments, LLC directly owns 22,500 Warrants that are exercisable at $6.40 per share within 60 days hereof; 7,500 Warrants that are exercisable at $6.43 per share within 60 days hereof; 58,440 Warrants that are exercisable at $5.08 per share within 60 days hereof; 5,178 Warrants that are exercisable at $6.43 per share within 60 days hereof; and 28,143 Convertible Promissory Notes that are exercisable at $5.33 within 60 days hereof.  Mariner Capital Ventures, LLC directly owns 52,500 Warrants that are exercisable at $6.43 per share within 60 days hereof and 36,247 Warrants that are exercisable at $6.43 per share within 60 days hereof.

The Warrants and Convertible Promissory Notes contain certain limitations on exercise which provide that the number of shares of Common Stock that may be acquired by the holder of the Warrants and/or Convertible Promissory Notes upon any exercise of the Warrants and/or Convertible Promissory Notes is limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with the holder's for purposes of Section 13(d) of the Act does not exceed 9.999% of the total number of issued and outstanding shares of Common Stock.  Without the limitation on the exercise of the Warrants and Convertible Promissory Notes, each Reporting Person would be deemed the beneficial owner of 771,985 shares of Common Stock, 1,080,512 Warrants and 309,569 Convertible Promissory Notes, for a total of 2,162,066 shares of Common Stock assuming full exercise of the Warrants and Convertible Promissory Notes.  Due to the limitation on the exercise of the Warrants and Convertible Promissory Notes, and pursuant to Rule 13d-5(b)(1), each Reporting Person is deemed a beneficial owner with shared voting and dispositive power over 1,645,109 shares of Common Stock of the Issuer.

(b)	Percent of class: 9.999%(3)

(c)	Number of shares of which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: See Item 4(a)

Item 5:                      Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following□

Item 6:                      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8:                      Identification and Classification of Members of the Group.

See Exhibit 99.2

Item 9:                      Notice of Dissolution of Group.

Not applicable.

Item 10:                      Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(3)
Based on 16,452,738 shares of Common Stock of the Issuer outstanding at November 4, 2011, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed with the Commission on November 10, 2011, plus those shares of Common Stock issuable upon the exercise of Warrants and/or Convertible Promissory Notes that are exercisable within 60 days hereof, subject to the limitation on exercise as described in Item 4(a) of this Amendment No. 4 to Schedule 13G.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012

BICKNELL FAMILY HOLDING COMPANY, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager
Dated: February 10, 2012

BICKNELL FAMILY MANAGEMENT COMPANY, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager
Dated: February 10, 2012

BICKNELL FAMILY MANAGEMENT COMPANY TRUST

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Co-Trustee
Dated: February 10, 2012

/s/ Martin C. Bicknell
Martin C. Bicknell
Dated: February 10, 2012

MARINER WEALTH ADVISORS, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager
Dated: February 10, 2012

XXL INVESTMENTS, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager
Dated: February 10, 2012

MARINER CAPITAL VENTURES, LLC

By:	/s/ Martin C. Bicknell
Martin C. Bicknell, Manager
Dated: February 10, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1
Joint Filing Agreement (Incorporated herein by reference from Exhibit 99.1 to the Schedule 13G/A relating to the Common Stock of the Issuer filed with the Commission on July 10, 2009 by the Reporting Persons)

99.2	Identification of Members of the Group

EXHIBIT 99.2

Identification of Members of the Group

The following persons are filing this statement on Schedule 13G as a group:

•	Bicknell Family Holding Company, LLC

•	Bicknell Family Management Company, LLC

•	Bicknell Family Management Company Trust

•	Mariner Capital Ventures, LLC

•	Mariner Wealth Advisors, LLC

•	Martin C. Bicknell

•	XXL Investments, LLC